Annual Report

Cover Page

Name of issuer:

Danielhouse Studios, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: **10/7/2015**

Physical address of issuer:

239 NW 13th Ave
Suite 207
Portland OR 97209

Website of issuer:

www.danielhouse.club

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

5

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$466,930.00	$292,024.00
Cash & Cash Equivalents:	$160,729.00	$154,265.00
Accounts Receivable:	$34,068.00	$26,300.00
Short-term Debt:	$1,303,518.00	$667,148.00
Long-term Debt:	$727,602.00	$1,129,748.00
Revenues/Sales:	$4,594,165.00	$1,727,443.00
Cost of Goods Sold:	$4,146,933.00	$1,707,340.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,318,610.00)	($724,298.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Danielhouse Studios, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Alexander Spalding	CEO	Danielhouse Studios, Inc.	2015
Peter Spalding	Chief Brand Officer	Danielhouse Studios, Inc.	2015
Caleb Iorg	CFO/COO	Danielhouse Studios, Inc.	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alexander Spalding	President	2015
Alexander Spalding	CEO	2015
Peter Spalding	Chief Brand Officer	2015
Caleb Iorg	Secretary	2020
Caleb Iorg	CFO	2020
Caleb Iorg	COO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexander Spalding	3750000.0 Common Stock	30.3
Peter Spalding	3750000.0 Common Stock	30.3
Caleb Iorg	2500000.0 Common Stock	20.8

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the

conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Daniel House Club has limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

While there are aspects to this marketplace that make it unique from other marketplaces, one must consider the risks inherent to all marketplace business models. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in

to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers more than others. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Daniel House Club, like any internet-based business, is vulnerable to hackers and cyber-attacks. The company is taking measures they believe to be reasonable given the circumstances, taking into account associated costs and benefits, to defend against such attacks.

An investment in the Company involves a high degree of risk. In addition to the other information contained in this Agreement, a Purchaser should carefully consider the following risks before making an investment decision. Due to the development stage of the Company and these other risks, a Purchaser could lose all or part of the Purchaser's investment. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company, or that the Company currently thinks are immaterial, may also impair the Company's business operations. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

The Financial Forecasts reflect estimates of future results of operations developed by the Company without independent evaluation or analysis, and are based upon assumptions that may or may not occur and over which the Company will have little or no control. For instance, the cost of labor is inherently difficult to predict, and the Company may have to spend more on this expense than the budgeted amount. There can be no assurance that actual events will correspond with these assumptions, and costs in excess of budget will impact the Company's ability to achieve its projections. Actual results for any period may or may substantially not conform to the Financial Forecasts.

To the extent that the Company fails to attain its investment objectives, which may be influenced by factors beyond its control, the investment results experienced by Investors may be adversely affected.

There is no public market for the Company's capital stock, and there can be no assurance that an active public market for the Company's capital stock would not be subject to significant fluctuations in response to variations in quarterly operating results and other factors, such as announcements of new products and services by the Company or its competitors or other events.

The Company's business must be considered in light of the risks, expenses, and problems frequently encountered by companies in the early stage of development. Specifically, such risks may include the following: the failure of the Company to anticipate and adapt to developing markets; the failure of the Company to further develop its advertising base; the failure of the Company's products and services to be commercially viable at large scale; the rejection of the Company's products and services by its target customer base; and the inability to attract, retain, and motivate qualified personnel.

There can be no assurance that the Company will be successful in addressing these risks. To the extent that the Company is not successful in addressing these risks, the Company's business, results of operations, and financial condition will be materially and adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

The Company's industry and market are undergoing rapid changes, including changes in customer requirements and preferences. The introduction of new product and service concepts into the marketplace can render the Company's existing products and services obsolete or unmarketable. The Company's failure to anticipate, identify, or react quickly to these changes, and to introduce new and improved products and services on a timely basis, could result in reduced demand for the Company's products and services, which would in turn cause the Company's revenues and profitability to suffer.

The Company's industry is intense, rapidly evolving and competitive. There can be no assurance that any larger, better-financed, competitor will not develop products and services that achieve greater market share than the Company's products and services. Such competitive forces could have a material adverse impact on the Company's business, operating results and financial condition.

The success of the Company's only significant product and service depends upon its acceptance by its target customers. The Company's product and service line is in continued development. As such it faces both development and market risks. The development timetable could be adversely impacted by challenges that take longer than expected to resolve or third party delays

challenges that take longer than expected to resolve or third party delays. Even successful and timely execution does not assure wide-scale adoption of a new product or service given the extremely competitive market for new applications and the changing and difficult to ascertain demands of the Company's target customers and users. In addition, the Company must continue to refine its pricing policy to economically benefit from its development investments. Pricing policies are subject to considerable variation and require a high degree of judgment, and any significant failure to appropriately price the Company's products and services could limit or even prevent its ability to effectively compete and profit from those products and services.

The Company will rely on third-party suppliers for certain services. Several of these suppliers may be a single source. The Company does not anticipate having a long-term contract with any supplier. The Company may be adversely affected in the event that it cannot find a supplier or if suppliers cease operations or if pricing terms become less favorable. The inability to find or the loss of a key supplier may force the Company to obtain necessary services in the open market, which may not be possible or may be at higher prices, until it could secure another source. There is no assurance that the terms of any supply arrangements the Company may enter into would be favorable to the Company. If the Company is unable to find or replace a key supplier, it may face delays in delivering services, which could have an adverse effect on the Company's sales and financial performance.

The Company is in the early stages of developing its marketing and sales efforts. The Company's future success depends on its ability to attract, service and retain its partners and customers, and the failure to do so could have a material adverse effect on the Company's business, operating results and financial condition. Unforeseen marketing difficulties could have a material adverse impact upon the Company's business, operating results and financial condition.

The rapid execution necessary for the Company to successfully offer products and services and implement its business plan requires an effective planning and management process. The Company anticipates significant growth and will be required to continually improve its financial and management controls, reporting systems and procedures on a timely basis, and to expand, train, and manage its personnel. There can be no assurance that the Company's systems, procedures or controls will be adequate to support the Company's operations or that the Company's management will be able to achieve the rapid execution necessary to successfully offer its products and services and implement its business plan. If the Company is unable to manage growth effectively, the Company's business, results of operations, and financial condition will suffer a material adverse effect.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	10,220,000	Yes ⌄
Preferred Stock	3,000,000	2,138,344	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options: 800,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Martha Spalding
Issue date	05/31/20
Amount	$163,700.00
Outstanding principal plus interest	$51,281.00 as of 12/30/23
Interest rate	12.75% per annum
Maturity date	05/01/27
Current with payments	Yes

Loan to fund startup operating expenses for 2020-2022

Loan

Lender	Paul Tseng
Issue date	03/31/21
Amount	$75,000.00
Outstanding principal plus interest	$77,557.00 as of 12/30/23
Interest rate	12.0% per annum
Maturity date	09/01/29
Current with payments	Yes

Loan to fund startup operating expenses for 2020-2022

Loan

Lender	SBA EIDL
Issue date	07/31/21
Amount	$359,400.00
Outstanding principal plus interest	$351,666.00 as of 12/30/23
Interest rate	3.75% per annum
Maturity date	10/01/52
Current with payments	Yes

Long-term 30 year loan at low 3.75% interest from covid pandemic.

Loan

Lender	Caleb Iorg
Issue date	11/29/23
Amount	$125,000.00
Outstanding principal plus interest	$122,098.00 as of 12/30/23
Interest rate	12.0% per annum
Maturity date	11/30/26
Current with payments	Yes

3 year loan from co-founder to help fund growth initiatives for 2024-2026.

Loan

Lender	David Kahl
Issue date	12/12/23
Amount	$125,000.00
Outstanding principal plus interest	$125,000.00 as of 12/30/23
Interest rate	14.0% per annum
Maturity date	12/13/28
Current with payments	Yes

5 year loan from current investor to help fund growth initiatives for 2024-2026.

The Company began leveraging a Merchant Cash Advance (Revolving Line for Working Capital) in Q4 2022. This is a cash advance for working capital, paid

back from a % of sales revenue through at a 10% interest rate. As of December 2023, the Company had a balance of $269,271.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2022	Regulation D, Rule 506(b)	Convertible Note	$335,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$110,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$70,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$32,450	General operations
10/2023	Regulation Crowdfunding	Priced Round	$544,052	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Caleb Iorg
Amount Invested	$15,000.00
Transaction type	Loan
Issue date	03/31/20
Outstanding principal plus interest	$0.00 as of 12/30/23
Interest rate	8.0% per annum
Maturity date	01/01/22
Relationship	Founder

Name	Martha Spalding
Amount Invested	$163,700.00
Transaction type	Loan
Issue date	05/31/20
Outstanding principal plus interest	$51,281.00 as of 12/30/23
Interest rate	12.75% per annum
Maturity date	05/01/27
Current with payments	Yes
Relationship	Mother of Founder

Name	Caleb Iorg
Amount Invested	$32,450.00
Transaction type	Convertible note
Issue date	02/14/22

Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/23
Converted	Yes
Valuation cap	$6,000,000.00
Relationship	Founder

Name	Jeff Iorg
Amount Invested	$50,000.00
Transaction type	Convertible note
Issue date	02/14/22
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/23
Converted	Yes
Valuation cap	$6,000,000.00
Relationship	Father of Founder

Name	Martha Spalding
Amount Invested	$70,000.00
Transaction type	Convertible note
Issue date	02/14/22
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/23
Converted	Yes
Valuation cap	$6,000,000.00
Relationship	Mother of Founder

Name	Frances Kirk
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	02/14/22
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/23
Converted	Yes
Valuation cap	$6,000,000.00
Relationship	Aunt of Founder

Name	Casey Iorg
Amount Invested	$110,000.00
Transaction type	Convertible note
Issue date	02/14/22
Interest rate	8.0% per annum
Discount rate	20.0%
Maturity date	12/31/23
Converted	Yes
Valuation cap	$6,000,000.00
Relationship	Brother of Founder

Name	Caleb Iorg
Amount Invested	$125,000.00
Transaction type	Loan
Issue date	11/29/23
Outstanding principal plus interest	$122,098.00 as of 12/30/23
Interest rate	12.0% per annum
Maturity date	11/30/26

Current with payments	Yes
Relationship	Company Co-Founder

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make it simple for interior designers to source from hundreds of vendors.

Two of our founders, Peter and Alex, have intimate experience with the complexity of the market, in fact Daniel House Club was born out of their experience.
Managing a rapidly growing design firm for 5 years before starting Daniel House Club, they constantly ran into issues sourcing - from reps not replying, to pricing that meant they would have no profit leftover. Eventually, they started to build an internal system to supplement their project management work and realized they had built something that would simplify the life of every other interior designer.

We make it simple for interior designers to run profitable businesses. Our online platform allows designers to shop 100s of vendors at wholesale pricing with managed logistics. When a designer joins Daniel House Club, they can focus on their clients while we focus on improving their bottom line.

In 5 years, Daniel House Club will be the default sourcing platform for the majority of interior designers. Daniel House Club will be so ubiquitous in this market that new interior designers will know they just need a business license, a Quickbooks subscription, and a Daniel House Club membership to start a design firm.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $4,594,165 compared to the year ended December 31, 2022, when the Company had revenues of $1,727,443. Our gross margin was 9.73% in fiscal year 2023, compared to 1.16% in 2022.

- *Assets*. As of December 31, 2023, the Company had total assets of $466,930, including $160,729 in cash. As of December 31, 2022, the Company had $292,024 in total assets, including $154,265 in cash.

- *Net Loss*. The Company has had net losses of $1,318,610 and net losses of $724,298 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $2,031,120 for the fiscal year ended December 31, 2023 and $1,796,896 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $902,325 in debt and $622,450 in convertibles.

The company projects to have enough capital to reach profitability in FY2025, but conditions may change and the company may need to raise funding again.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Danielhouse Studios, Inc. cash in hand is $567,525, as of February 2024. Over the last three months, revenues have averaged $498,986/month, cost of goods sold has averaged $441,849/month, and operational expenses have averaged $154,760/month, for an average burn rate of $97,623 per month. Our intent is to be profitable in 15 months.

Daniel House Club continues to grow at a fast pace. After achieving 2.6x revenue growth in FY2022, the company projects to achieve >2x revenue growth again in FY2023. The company expects to continue its trend of improved Gross Margin %. The company has budgeted a 28% increase in Operating Expenses while revenue is projected to double. There are numerous factors that affect these projections, and DHC makes no guarantees about the future results or whether or not DHC will need to raise additional funding at some point in the future to remain viable.
The company projects its revenues for the next 6 months to be ~$4.2M. Future sales projections cannot be guaranteed and many factors can affect the ability of DHC to hit these projections.

Daniel House Club is not profitable, but the company projects to reach profitability in FY2025. There are numerous factors that affect profitability, and DHC makes no guarantees about the projected future profitability or whether or not DHC will need to raise additional funding at some point in the future.

The company leverages Merchant Cash Advance working capital funding from Shopify Capital and Reliant Funding. These are short-term cash advances for working capital, paid back at an effective interest rate ranging from 10-18%. The payback is based on future revenue so it is not a traditional loan with a set term, but is paid back as a small % of daily revenue in our e-commerce platform. The company also has favorable relationships with private individuals who often provide unsecured debt to startup companies seeking non-dilutive growth capital.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Caleb Iorg, certify that:

(1) the financial statements of Danielhouse Studios, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Danielhouse Studios, Inc. included in this Form reflects accurately the information reported on the tax return for Danielhouse Studios, Inc. filed for the most recently completed fiscal year.



Caleb Iorg
CFO/COO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.danielhouse.club/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Alexander Spalding
Caleb Iorg
Peter Spalding

Appendix E: Supporting Documents

ttw_communications_121406_234623.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird [NEW] Daniel House Club Sub Agreement
- SPV Subscription Agreement
- [NEW] Daniel House Club Sub Agreement

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alexander Spalding
- Caleb Iorg
- Peter Spalding

Appendix E: Supporting Documents

- ttw_communications_121406_234623.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Danielhouse Studios, Inc.

By

Caleb Iorg

CFO & COO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Caleb Iorg

CFO & COO

4/2/2024

Alexander Spalding

CEO

4/2/2024

Peter Spalding

Chief Creative Officer

4/4/2024

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.